SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

The Talbots, Inc.

(Name of Subject Company)

The Talbots, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Richard T. O’Connell, Jr.

Executive Vice President

The Talbots, Inc.

One Talbots Drive

Hingham, Massachusetts 02043

(781) 749-7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by The Talbots, Inc., a Delaware corporation (“Talbots” or the “Company”), with the Securities and Exchange Commission (“SEC”) on June 27, 2012, relating to the tender offer by TLB Holdings LLC, a Delaware limited liability company (“Parent”) and TLB Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (the “Purchaser”), to purchase all of the outstanding shares of Talbots common stock, par value $0.01 per share, together with the associated stock purchase rights, for $2.75 per share, net to the seller in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2012, as amended, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on June 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 is hereby amended and supplemented by replacing the first paragraph under the heading “Arrangements with Current Executive Officers and Directors of the Company—Employment, Separation, Severance and Change in Control Arrangements—Sullivan Separation Agreement” beginning on page 8 of the Statement with the following:

“On December 4, 2011, the Company entered into a Separation Agreement with Ms. Trudy Sullivan, pursuant to which her employment with the Company will terminate on the date that the Company Board appoints a successor President and Chief Executive Officer, or such earlier date as the Company Board shall determine, which in either case shall be no later than June 30, 2012. On June 29, 2012, such Separation Agreement was amended, as permitted under the Merger Agreement, to extend such period of employment to the date that is the date next following the date of the Merger closing, or, in the event that the Merger Agreement terminates without the occurrence of the Merger closing, on such date as the Company Board shall determine, which shall be no later than February 2, 2013. Pursuant to the terms of the Separation Agreement, Ms. Sullivan will continue to serve as President and Chief Executive Officer and as a director until her termination date. Until the termination date, Ms. Sullivan will continue to be entitled to base salary, participation in the Company’s annual incentive bonus program and participation in the Company’s general benefit, retirement and perquisite programs (with the exception of the long-term incentive program) pursuant to the terms of her employment agreement with the Company.”

Item 3 is hereby amended and supplemented by deleting the sixth paragraph under the heading “Arrangements with Current Executive Officers and Directors of the Company—Employment, Separation, Severance and Change in Control Arrangements—Sullivan Separation Agreement” on page 10.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by replacing the second paragraph of Item 8 on page 57 of the Statement with the following:

“The Company has entered into a separation agreement with Ms. Sullivan which provides that her employment with the Company will terminate on the date that the Company Board appoints a successor President and Chief Executive Officer, or such earlier date as the Company Board shall determine, which in either case shall be no later than June 30, 2012. On June 29, 2012, such Separation Agreement was amended, as permitted by the Merger Agreement, to extend such period of employment to the date that is the date next following the date of the Merger closing, or, in the event that the Merger Agreement terminates without the occurrence of the Merger closing, on such date as the Company Board shall determine, which shall be no later than February 2, 2013. Upon such termination, Ms. Sullivan will be entitled to cash severance of $5,000,000, payable in equal installments over the 24-month period following the termination date (or, if the Merger closing were to occur prior to the termination date, in a lump sum), and up to 24 months of continued benefit coverage in addition to other severance rights. Each of Michael Scarpa, Richard T. O’Connell, Jr., Gregory I. Poole, and Lori Wagner has a change-in-control agreement which provides a lump sum payment equal to the sum of executive’s annual base salary and his or her target annual bonus in the event employment is terminated without “cause” and, in the case of Mr. Scarpa, in the event of a termination for “good reason”, within twelve months following a change-in-control (which will include the consummation of the Offer or the Merger). Each such executive is also entitled to continued participation in any benefit programs in which the executive participated prior to such termination for a period of up to 12 months following such termination. Mr. Scarpa is also entitled to continuation of his housing allowance for twelve months following his termination of employment without “cause”, for “good reason” or due to death or disability under the terms of his employment agreement. The severance payments and benefits for all the named executive officers are contingent upon honoring certain non-competition, non-solicitation and non-disclosure covenants. For more information on the details of these arrangements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Employment, Separation, Severance and Change in Control Arrangements”.”

Item 8 is hereby amended and supplemented by adding the following after the tenth paragraph under the heading “Litigation” on page 67 of the Statement:

“On June 27, 2012, all plaintiffs filed a Proposed Order of Consolidation and Appointment of Co-Lead Counsel and the previously filed Motion for Consolidation and Appointment of Co-Lead Plaintiffs and Co-Lead Counsel was withdrawn. The Court granted the Proposed Order of Consolidation and Appointment of Co-Lead Counsel the same day.”

ITEM 9.	EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(e)(31)

Amendment No. 1 to the Separation Agreement between The Talbots, Inc. and Trudy F. Sullivan, dated as of June 29, 2012 (incorporated by reference to Exhibit 10.1 to The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE TALBOTS, INC.
a Delaware corporation

By:	/s/ Richard T. O’Connell, Jr.
Name:	Richard T. O’Connell, Jr.
Title:	Executive Vice President

Dated: June 29, 2012

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